VOID VOID VOID

GLENCAIRN GOLD CORPORATION

INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO

NUMBER GS58

SHARES **1********

THIS CERTIFIES THAT

** SPECIMEN **

CUSIP: 377903 10 9

ISIN: CA 3779031093

is the registered owner of

** one **

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE OF THE CAPITAL STOCK OF

GLENCAIRN GOLD CORPORATION

transferable only on the books of the Corporation by the registered holder in person or by duly authorized Attorney on surrender of this Certificate properly endorsed.

This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar of the Corporation.

IN WITNESS WHEREOF the said Corporation has caused this Certificate to be signed by its duly authorized officers.

Kerry Knoll
Chief Executive Officer

Lorna MacGillivray
Secretary

DATED 2005/12/30

COUNTERSIGNED AND REGISTERED By
Equity Transfer Services Inc. Toronto, Ontario, Canada
Transfer Agent and Registrar

By ____________________
AUTHORIZED OFFICER

The Shares represented by this Certificate are transferable at the offices of Equity Transfer Services Inc., Toronto, Ontario, Canada

SECURITY INSTRUCTIONS ON REVERSE — VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

test111-375910-18916958349

145757

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL INSURANCE NUMBER OF TRANSFEREE

			-				-			

____

(Name and address of transferee)

____

______________________________________ shares

registered in the name of the undersigned on the books of the Corporation named on the face of this certificate and represented hereby, and irrevocably constitutes and appoints

______________________________ the attorney of the undersigned to transfer the said shares on the register of transfers and books of the Corporation with full power of substitution hereunder.

Dated ______________________

Signature : ______________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A CHARTERED BANK OR AN ELIGIBLE GUARANTOR INSTITUTION WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM.

Guaranteed by:

RESTRICTIONS